UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of April, 2019

Commission File Number 001-38522

Realm Therapeutics plc

(Translation of registrant’s name into English)

 267 Great Valley Parkway

Malvern, PA 19355

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On April 10, 2019, Realm Therapeutics plc (the “Company”) announced that its 2018 Annual Report is now available on the Company’s website, www.realmtx.com, and will be posted to those shareholders who have not elected to receive the document electronically. Today the Company will also file Form 20-F with the U.S. Securities and Exchange Commission.

2018 Passive Foreign Investment Company (PFIC) Annual Information Statement

Realm’s 2018 PFIC Annual Information Statement is posted to the Investor Relations section of the Company’s website, www.realmtx.com under the Investor Resources tab. U.S. shareholders are advised to consult with their tax advisors with respect to the 2018 PFIC Annual Information Statement.

The Exhibit to this Report on Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall they be deemed incorporated by reference in any filing of the Company under the Securities Act of 1933 or the Exchange Act.

Exhibits

99.1	Press Release, dated April 10, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Realm Therapeutics plc

April 10, 2019	By:	/s/ Marella Thorell
Marella Thorell
Chief Financial Officer and Chief Operating Officer